Offering Statement for
Enviro Water Minerals Company, Inc.
("EWM," "we," "our," or the "Company")

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Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Enviro Water Minerals Company, Inc.

   9950 Cypresswood Drive
   Suite #330
   Houston, TX 77070

Eligibility

2. **The following are true for Enviro Water Minerals Company, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Samuel K. (Kim) Fletcher

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2014	Present	Enviro Water Minerals Company, Inc.	VP of Sales and Marketing

   Kim has approximately fifty years of chemical market experience and client relationship management with global companies. This experience includes direction of sales teams, customer service groups, R&D teams, transportation and distribution functions, plant-operating groups. His affiliations in the chemical industry include service with Mobil Oil's chemical purchasing group, with Diamond Shamrock Chemical Corp in sales, with SSC in Atlanta, with Pioneer Chlor- Alkali Company,, and with Olin Chlor Alkali Co and Martin Product Sales Co. He is instrumental in performing in-depth market analyses to determine viability for sale of chemical and mineral by-products, as well as partner outreach and relationship development.

Name
Carey Hausman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2013	Present	Enviro Water Minerals Company, Inc.	Board Member
04/01/2002	01/20/2023	Maxi, Inc. (GP for Hausman Interests)	President
01/20/2023	Present	Maxi, Inc. (GP for Hausman Interests, Ltd.)	Director

Mr. Hausman is a very successful investor and real estate developer. He served as President of Maxi, where under his tenure the value of the assets under management plus cash distributions to partners more than quadrupled. He also practiced as a former veterinarian for many years and as an entrepreneur veterinary hospital owner/operator. He is one of the original investors in Enviro Water Minerals.

Name
Tommy Lott

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/07/2013	Present	Enviro Water Minerals Company, Inc.	Board Member
01/01/1994	Present	The Beldon Friendswood LLC	Member
12/01/2006	09/30/2022	Community Bank of Texas	Diretor

Mr. Lott is a successful business man. He is one of the original investors in Enviro Water Minerals. He founded and grew a highly successful food services company that he sold in 2012. Over the course of his career, he has served on many boards of directors including as a director of public bank. Mr. Lott also is a real estate investor and developer, who has acquired, developed and/or sold over 30 residential and commercial properties over six decades.

Name
Susan Snyder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2023	Present	Enviro Water Minerals Company, Inc.	CEO
05/01/2017	12/31/2022	Enviro Water Minerals Company, Inc.	COO, Secretary of Board
10/01/2017	Present	Sue Snyder Law, PLLC	Managing Member
07/04/2023	Present	Selman Munson & Lener	Of Counsel

Sue is an experienced attorney and business leader. She has a degree in civil and environmental engineering and has over thirty years of experience related to business leadership, legal, environmental, water, contract development, and client interactions. She has worked with some of the leading edge water clients as a partner in one of the U.S. 's leading international law firms. Sue brings insights into practical project development along with environmental understanding from a technical and operational aspect. She has developed new endeavors in over twenty countries and has been instrumental in public-private endeavors, including leading the largest U.S. incentive program for a new facility. She has taught environmental and business law at one of the largest universities and has been a leader in many business and legal organizations. LinkedIn: https://www.linkedin.com/in/sue-snyder/

Name
Paul Wallace

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2013	Present	Enviro Water Minerals Company, Inc.	Founder, CTO

Paul co-founded EWM in 2012 and is the inventor of EWM's innovative processes. He has more than 30 years' experience in research, technology innovation, project management, and business development roles. He has over 50 patents to his credit and is one of the main inventors of clean coal gasification, under which large plants were built around the world. He has worked with large and successful process technology firms including GE, Texaco, and Chevron, where he served in a variety of roles including developing and designing energy, water and treatment projects. He has also been a key player for smaller technology companies where his innovative and entrepreneurial capabilities have served him well. His diverse technical background provides him with the unique insight to combine water treatment, chemical production and combined heat and power technologies into a high-efficiency, economically viable, minerals recovery process. LinkedIn: https://www.linkedin.com/in/paul-wallace-a599b775/

Name
Joseph Hubble Hausman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2023	Present	Enviro Water Minerals Company, Inc.	Founder, Chairman of Board, CFO
03/01/2013	12/31/2022	Enviro Water Minerals Company, Inc.	Founder, Chairman of Board, CEO
01/01/2023	Present	Maxi, Inc. (GP for Hausman Interests)	President
01/01/2013	Present	Cytometix, Inc.	Director of Corporate Development
01/01/2012	12/31/2022	Maxi, Inc. (GP for Hausman Interests)	Vice President
08/12/2012	Present	HL Seawater, LLC	President

Hubble is one of EWM's co-founders and the orchestrator of the Company's business strategy. He brings nearly twenty years of experience in project management, financial analyses, business planning and client and community relationships. He led the establishment of EWM as a company and runs its day-to-day operations. As a former investment banker at Robert W. Baird and Credit Suisse, he worked closely with dozens of successful growth companies across a variety of industries, helping them consummate mergers and acquisitions and raise capital. In addition, Hubble has written approximately 20 business plans during his career as an investment banker and subsequently as an entrepreneur and also has worked with his extended family's limited partnership making and managing private investments. LinkedIn: https://www.linkedin.com/in/j-hubble-hausman-4863ab/

Name
Craig Pedersen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2013	Present	Enviro Water Minerals Company, Inc.	Senior Vice President
09/01/2022	Present	Craig D Pedersen Consulting	Leadership Development
01/01/2014	06/01/2022	LBJ School of Public Affairs	Lecturer/Inaugural Director/Interim Director

Craig Pedersen has more than forty years of experience with both public and private sector water providers and communities. He has run a large diversified office for an international engineering, environmental services, and construction company (URS, now AECOM), developed a new water business line for a major region of the U.S., and served as the CEO of a state agency that did state water planning for the state of Texas, which provided financial assistance for water supply and water treatment projects. He is the author of record for three State of Texas water plans (a multi-year effort serving hundreds of communities) and has extensive experience in the water industry. LinkedIn: https://www.linkedin.com/in/craig-pedersen-0922a76a/

Name
Lane Brostrom

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2013	Present	Enviro Water Minerals Company, Inc.	Board Member
01/01/2008	Present	Cmxtwenty	Chairman and CEO
05/01/2015	Present	HDL Diagnostics, Inc.	Chairman of Board

Dr. Brostrom has a Physics and an MBA from UCLA. He is a serial entrepreneur, and he is focused on three companies: EWM, HDL, and Cmxtwenty. LinkedIn: https://www.linkedin.com/in/lane-brostrom-b37b1/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Hausman Interests (Joseph Hubble Hausman)

Securities:	4,031,935
Class:	Common Stock
Voting Power:	35.1%

Joseph Hubble Hausman

Securities:	679,960
Class:	Common Stock
Voting Power:	5.9%

Tommy Lott Trust & Sherry Lott Trust

(Tommy Lott)

Securities:	4,031,935
Class:	Common Stock
Voting Power:	35.1%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Introduction Enviro Water Minerals Company, Inc. ("EWM" or the "Company") is a water technology company focusing on game-changing water solutions that provide public, economic, and environmental benefits. EWM's Full Recovery Desalination® process technology is applicable to many industries and allows clients to profitably recover minerals contained in a variety of salty water sources (e.g., waters derived from desalination plants, oil & gas production, mining, and other industrial activities) and allows the clients to eliminate the liquid and most solid waste disposal related to these sources. Utilizing existing commercially available technologies in unique and innovative configurations, EWM's processes separate the water contaminants from the salty waters to produce high-purity, industrial-grade mineral products and chemicals that are valuable in commercial markets. The income the clients produce from selling these products outweighs the extraction costs, making this a profitable water-mining process technology. Additionally, all contaminants are extracted from the water streams, leaving only clean water in addition to the chemical products and minerals; thereby alleviating the discharge of this water as a waste and the associated environmental hazards of such discharge. EWM files patents to protect its unique process solutions and has patents granted and/or in the review process in the U.S. and internationally. The Company's flow schemes utilize only commercially proven equipment for which OEMs offer performance guarantees, thereby ensuring the integrity of the solution. Examples of equipment used in EWM's flow schemes include membranes, clarifiers, electrodialysis, and ion exchange. The Company is technology agnostic and benefits from improved developments and performance of these units as they become available. EWM employs an asset-light business model that does not require significant infrastructure to support itself. In the short-term, the Company charges consulting fees to perform feasibility studies to help clients determine the viability of potential projects using EWM's process technology. EWM's objective is to sell technology design packages with a license to use its process technology, which includes a royalty on each project's future revenue generation. Company History The concept for the Company's approach to water management began decades earlier when one of EWM's founders, Paul Wallace, began his career in the oil & gas industry. The oil and gas industry evolved from the early days when prospectors only wanted the kerosene and disposed of the rest of the crude oil, to monetizing every fraction of the crude oil (e.g., gasoline, lubricants, plastics, waxes, etc.). This same approach of monetizing everything is the concept that EWM uses on water and is a unique perspective in the water industry. Indeed, when EWM looks at a water sample today, it considers the sample to be a resource that contains many options for potential products, and EWM's aims to determine the most profitable combinations of minerals to be extracted from the water source based on available technologies and market conditions. EWM spent the early years of its existence investing heavily in developing its process flow schemes, patents, and in-house expertise. To move its technological approach forward, EWM sponsored the first application of its technology in El Paso, Texas. EWM created a subsidiary that developed the plant using project financing. The subsidiary transferred ownership of the plant in 2019 due to delays in commissioning. The plant continued to suffer significant delays due primarily to vendors not meeting performance specifications, and to a lesser extent, construction errors and was sold to another owner. The current owners expect the plant will achieve commercial operations in early 2024. The plant has a license to use EWM's technology. EWM benefits tremendously from the experience it gained – not just from fine-tuning flow schemes and designs, but also from developing experience with qualifying equipment vendors and service providers and developing proprietary equipment specifications and piloting procedures. In 2020, EWM was hired as project manager for a desalination project in the Middle East to oversee a feasibility study to evaluate zero discharge desalination with minerals recovery for potentially the largest desalination plant to be built in the world. EWM worked over a year and a half for the Middle Eastern client together with a large international engineering firm to achieve a full recovery flow that would be feasible for a seawater desalination plant that is expected to be the largest in the world when built. That project is now in the stages of seeking partners to develop the project. In 2023, EWM signed a distribution contract with one of the largest oil and gas service companies in the Middle East to procure projects for produced water in that region. EWM also signed a distribution contract with an engineering firm in Mexico to work on potential brackish and seawater projects in Mexico. EMW also has been requested to respond to requests for proposals for three different mining tailing wastewater treatment cases. Patents Although there are other companies working to develop technologies to reduce the environmental impact of waste disposal from desalination processes, EWM's technology has several characteristics it believes are unique, including the following: EWM seeks patents to protect its intellectual property. EWM continually files new patents, thereby extending the lifespan of its intellectual patent portfolio with enhanced and more efficient processes. Potential competitors may develop alternate technologies, but EWM believes the competitors are significantly behind in the development of full recovery technology that profitably produces commodity mineral products. EWM seeks to establish itself as the preferred provider of comprehensive desalination solutions and to extend the technology to other sources. Process Technology EWM has not invented any new pieces of equipment as part of its cutting-edge technology. Instead, the Company's patents consist of unique configurations of existing off-the-shelf components to produce its targeted results. EWM's technology includes process patents that create innovative process designs using equipment produced by others as well as trade secrets and experience-based knowledge. By using already-proven, commercially available components with performance guarantees from equipment vendors, the Company's technological risk is less significant than using new equipment. Additionally, EWM can benefit as new and improved technologies become available by integrating them into the Company's process designs as they become commercially proven. Market Clean water is an increasingly scarce resource. According to the United Nations Educational, Scientific and Cultural Organization, approximately 97.5% of the world's water supply is saltwater and is unsuitable for agricultural, municipal, or industrial purposes in its existing form. Further limiting the water supply is the fact that approximately 70% of freshwater is inaccessible as glaciers and permanent snow cover. Although the global population is growing, the supply of freshwater has not kept pace, exasperating the water scarcity issue. Globally, desalination has emerged as a breakthrough technology that allows new sources of freshwater to be created by extracting it from seawater and brackish water. However, the cost, significant power consumption and environmental concerns are key barriers that slow and sometimes prevent adoption of desalination. EWM's Full Recovery Desalination® technology aims to overcome these hurdles by integrating chemicals and minerals extraction to subsidize the cost, more efficiently utilizing power, and eliminating environmental concerns associated with intake and disposal. Interest in finding sustainable solutions is a growing worldwide priority. EWM's environmentally friendly technology is applicable globally to seawater desalination, brackish water desalination, produced water, lithium containing brines, mining tailings, agricultural runoff, and other industrial water sources. EWM seeks to have projects in each of these areas.

EWM currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Enviro Water Minerals Company, Inc. speculative or risky:**

    1. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions. The common stock of the Company will not be registered under the Securities Act of 1933 (the "Securities Act") in reliance on the exemption from registration afforded by Section 4(a)(6) of the Securities Act, nor will the common stock be registered under any state securities laws in reliance upon exemptions from registration there under. Because the common stock has not been registered, purchasers will be subject to certain restrictions. A purchaser must hold his or her shares indefinitely and may not sell, transfer, pledge or otherwise dispose of them without registration under the Securities Act and other applicable laws or the availability of an exemption from registration. If a purchaser desires to dispose of shares in reliance upon an exemption, he or she may be required to provide the Company with a legal opinion, in form and substance satisfactory to the Company and its counsel, that registration is not required. Accordingly, a purchaser must be willing to bear the economic risk of investment in the shares for an indefinite period of time. The Company has no obligation to register the Common Stock and purchasers of shares in the Offering will not have the right to include their shares in any registration statements which the Company may file. Currently, there is no market in the common stock of the Company. It is unlikely that a market for the common stock having the desired characteristics of depth, liquidity and orderliness will develop in the foreseeable future. In any event, there can be no assurance that if an active market ever develops after the offering, investors in the common stock will be able to resell their common stock at or above the offering price. As a result, investors who purchase shares in connection with the offering may experience substantial difficulty in selling such securities and selling is also restricted in accordance

with transfer restrictions. Consequently, the shares of common stock offered hereby should be purchased only by investors having no need for liquidity in their investment, who can hold the shares for an indefinite period of time and who can absorb the complete loss or a substantial loss of value of this investment.

2. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. We are developing a new technology and we will incur additional losses before we earn profits. We may need additional investment from sources such as this offering to fund future operations or we may not be able to continue as a going concern. The Company may require amounts of additional capital, likely diluting any investor's ownership interest, and the Company cannot predict if it will be successful in any of its future capital raising initiatives.

3. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may reduce our market size. Furthermore, a global crisis might make it harder to diversify.

5. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

6. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold. The offering price of the shares of the Company's common stock was determined by the Board of Directors of the Company and does not necessarily bear any relationship to the Company's book value, past or future predicted operating results, financial condition, or other established criteria of value and may not be indicative of the market price of the Common Stock after the offering. Among the factors considered in establishing the price were prevailing market and general economic conditions, the general status of the securities market, the market conditions for new issues of securities, and the demand for securities of comparable companies, any or all of which could have been incorrectly interpreted.

8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10. We are highly dependent on the services of our CTO. Our future business and results of operations depend in significant part upon the continued contributions of our CTO. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CTO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations. The Company is dependent upon the services on a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly skilled employees may adversely affect its business and future operations. We have a life insurance policy on the Company's CTO, but the policy will not make investors whole if the Company is unable to continue as a going concern without him.

11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. We are developing a new technology and we will incur additional losses before we earn profits. We may need additional investment from sources such as this offering to fund future operations or we may not be able to continue as a going concern. The Company may require amounts of additional capital, likely diluting any investor's ownership interest, and the Company cannot predict if it will be successful in any of its future capital raising initiatives.

12. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company. We are an early-stage company that is developing new technologies. We hope the market accepts our products as differentiated in a competitive marketplace. There is a risk we may not succeed. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

13. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

14. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

15. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

16. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer

services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

17. Future Offerings. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

18. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, patent filings and trade secret law to protect our intellectual property in the United States and abroad. Consideration of invention, location, cost will affect the type, if any, protection we seek and in which countries protection will be sought. We seek to protect our documentation and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. Moreover, the rights granted under any patents issued or that may be issued in the future may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies now or in the future. In addition, our granted patents may not prevent misappropriation of our technology, particularly in foreign countries where intellectual property laws may not protect our proprietary rights as fully as those in the United States. This may render our patents impaired or useless and ultimately expose us to currently unanticipated competition We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability. Third parties could claim that our technology infringes their proprietary rights. In addition, we or our customers may be contacted by third parties suggesting that we obtain a license to certain of their intellectual property rights they may believe we are infringing. We expect that infringement claims against us may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility or success, we believe that we will face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment against us could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our future business. Third

parties may also assert infringement claims against our customers which may require us to initiate or defend protracted and costly litigation on their behalf in one or more jurisdictions, regardless of the merits of these claims. If any of these claims succeeds, we may be forced to pay damages on behalf of our customers. For example, an entity made unsubstantiated patent and trade secret theft and infringement claims against EWM and others in 2020. Despite EWM's innocence, it incurred significant expenditures to defend itself. EWM agreed to a settlement because the cost is lower than pursuing the litigation in court and because EWM values the proposed covenants by Hunton Energy to not file future claims against EWM or others with a license to the Company's technology. The matter was finally settled in July 2023.

19. Our business centers around process technology. We do not make or manufacture any equipment that will be used in our processes. Hence, the reliability, availability, cost and other attributes of the equipment are not in our control. Certain licensees may fail at getting the process to work and/or equipment used by the licensees for our process may fail. This results not only in loss license revenue but also has resulted in and will possibly in the future result in negative articles and reputation harm even without our involvement in the ownership, operation or provision of equipment. This risk is inherent in process technology where the process is the invention, not the equipment. We endeavor to keep a list of equipment vendors that have been successful and those who have not with our process, but new vendors may fail and old vendors also have the potential to fail. The El Paso project has transferred ownership twice and has articles noting the delay, decrease in value and potential issues in getting the facility operational. This has caused concern among some potential customers and any future delays, lost investments or problems related to an entity that has licensed our process does have the ability to affect the Company's customer base and opportunities, if any.

20. Competition. The water industry is highly competitive, and many – if not most – of our competitors have substantially greater capital resources, design and development staffs and, facilities than we have. Furthermore, those entities that can fund, owner and operate a plant that will use our technology are limited due to size of the investment for a plant and the potential lack of competent workers to operate the plant. Because our technology integrated water desalination with mineral extraction, typically, the workforce involved in these industries have worked in one or the other, not both, further limiting potential worker availability.

21. Insurance and Uninsured Risks. The Company's business is subject to a number of risks and hazards generally, including regulatory environment, capital market and other environmental issues. Such occurrences could result in damage to future income to the Company, delays in revenue, monetary losses, and possible legal liability. Although the Company may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks. The Company also may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, consolidated financial performance, and results of operations.

22. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

23. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

24. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

25. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

26. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the

Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

27. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

28. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

29. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

30. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

31. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

32. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.

THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Enviro Water Minerals Company, Inc. (“Company”) is offering securities under Regulation CF, through Netcapital Funding Portal Inc. (“Portal”). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $999,900 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company plans to use the proceeds of this offering primarily for research & development, marketing, and general & administrative expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$48,995
Marketing	$0	$449,955
General & Administrative	$0	$50,995
Research & Development	$9,510	$449,955
Total Use of Proceeds	**$10,000**	**$999,900**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Enviro Water Minerals Company, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor’s name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.10 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	20,000,000	11,501,602	Yes	
Preferred Stock	1,000,000	0	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option Pool		1,050,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The Company has established an option pool of 1,050,000 stock options and has granted 850,000 stock options. If the option holders convert into shares of common stock, you will be diluted by that conversion. The weighted average exercise price of the outstanding stock options is $0.05.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote subject to bylaws. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company. In addition, after the offering, the existing board of directors will likely control more than 60% of the common stock of the Company, providing the power to elect the board of directors and have substantial control over the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation of $1.10 per share is based upon a 10% increase in value from the $1.00 price per share of a capital raise that closed in 2022.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you, make intellectual property and contract decisions that you may not agree with. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Enviro Water Minerals Company, Inc. conducted within the past three years?**

Date of Offering:	2022-07-21
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$1,115,647
Use of Proceeds:	Working capital to obtain new contracts.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company is a water technology company focusing on game-changing water solutions that provide public, economic, and environmental benefits. Under the Company's articles of incorporation, the total number of shares the Company shall have the authority to issue is 20 million shares of common stock and 1 million shares of preferred stock. As of the date of the filing of this offering, 11,501,602 shares of common stock are issued and outstanding. A significant portion of the funds raised in this offering are planned to be used to assist with sales and marketing to bolster our client work. In the year ended December 31, 2022, the Company raised $1,115,647 by selling 1,115,647 shares of common stock. In addition, revenue amounted to $15,162. After operating expenses of $811,264 and interest expense of $72,085, the Company recorded a net loss of $868,187 in the year ended December 31, 2022. During the year ended December 31, 2021, revenue amounted to $932,669. After operating expenses of $1,112,388 and other income of $96,210, the company recorded a net loss of $83,509. In the year ended December 31, 2022, revenue decreased by $917,507 to $15,162, from revenue of $932,669 in the year ended December 31, 2021. In the year ended December 31, 2021, the Company had one client that required exclusivity and all revenues came from that one client. Management decided to discontinue the exclusivity contract in 2022 so that it could pursue multiple clients. The Company now offers exclusive territories in its distributor agreements. In 2023, the Company executed two exclusive distributor agreements, one in the Middle East and North Africa and one in Mexico. Each of these agreements has minimum target revenues that the distributor is required to meet if the exclusivity is to remain. Based upon these new agreements and the successful capital raise of more than $1 million in 2022 at a price per share of $1.00, the board has decided that the value of the Company has increased by at least 10%, and the Company is offering shares of common stock at a price of $1.10 per share. With this raise, the Company plans to use proceeds primarily for marketing, research and development, and general and administrative fees.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Enviro Water Minerals Company, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://envirowaterminerals.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.